

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

July 21, 2006

Via U.S. Mail

Theodore N. Bobby, Esq.
Senior Vice President and General Counsel
H.J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania 15219

>   **Re: H.J. Heinz Company**
>   **Schedule 14A**
>   **Filed July 10, 2006**
>   **File No. 1-03385**

Dear Mr. Bobby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1.   As you know, the staff has advised you that it is our understanding that electronic and telephonic voting is presently not available via ADP for certain beneficial holders. We note that your proxy materials make mention of the availability of these procedures for those holders who holder shares in the name of brokerage firms, banks or nominees and, in some places in your proxy materials, you refer to the availability of internet and telephonic voting more generally. The unavailability of these procedures may be confusing to security holders who might otherwise presume those methods to be available to them. Accordingly, please tell us what consideration you have given to advising security holders.

Definitive Additional Materials dated July 18, 2006

2. We note your indication that "Mr. Peltz talks about his newfound respect for Pittsburgh, but there is no reason to believe this is true. Who really knows what Mr. Peltz and his Cayman Islands-based hedge fund have in store for Heinz and its dedicated employees, customers and others?" Considering Mr. Peltz's soliciting materials would seem to indicate that he has no intention of moving Heinz out of Pittsburgh this statement would appear to be speculative. Please revise to remove this statement or tell us why you believe that there is a reasonable basis for these statements. See your similar statements made by Mr. Johnson that "we are very concerned they are not committed to keeping Heinz in this city."

Definitive Additional Materials dated July 17, 2006

3. Please provide us with a copy of the full article of which you quote Nell Minow, dated July 7, 2006.

Definitive Additional Materials dated July 12, 2006

4. We note your inclusion of several quotes from various sources. Please keep in mind that when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that that you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears. Also, please confirm your understanding that referring to another person's statements does not insulate you from the applicability of Rule 14a-9. In this regard and consistent with prior comments, please ensure that a reasonable basis for each opinion or belief exists and refrain from making any insupportable statements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.


Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions


cc via facsimile at (212) 450-3714:

George R. Bason, Jr., Esq.
Aly El Hamamsy, Esq.
Davis Polk & Wardwell